

July 29, 2011

Via E-mail
Mr. Steven G. Weisman
Chief Financial Officer
Island Breeze International, Inc.
211 Benigno Blvd., Suite 201
Bellmawr, New Jersey 08031

    Re: **Island Breeze International, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed April 15, 2011
        Form 10-Q for the Fiscal Quarter Ended March 31, 2011
        Filed May 16, 2011
        File No. 0-53452

Dear Mr. Weismann:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Statements of Operations, page F-4

1.   Please explain to us why you determined that the "impairment of vessel and equipment" and the "loss on sale of equipment" should be classified as non-operating expenses.

Note 1 – Basis of Presentation and Nature of Business, page F-10

– Property and Equipment, page F-13

2.   Please explain to us how you determined a useful life of 30 years for the vessel and 3-28 years for the vessel improvements. Explain how your determination of the useful lives is consistent with the guidance in paragraphs 360-10-35-3 through 360-10-35-4 of the FASB Accounting Standards Codification.

Note 5 – Gaming, Entertainment Equipment and Furniture Not in Use, page F-18

3.   Please tell us how you determined the original book value of $2,000,000 for the gaming, entertainment and furniture assets previously on board the Casino Royale.

4.   We note that you recorded a significant loss on the sale of a large portion of the gaming, entertainment and furniture assets previously on board the Casino Royale in 2010. In light of the significant loss recognized in the current period which indicates the carrying amount of the remaining assets may not be recoverable, please explain to us what procedures you undertook to determine the recoverability of the remaining assets recorded on your financial statements. Provide us with details of any impairment analysis performed. If no impairment analysis was performed, explain your basis for not performing an analysis. Refer to paragraphs 360-10-35-16 through 360-10-35-36 of the FASB Accounting Standards Codification.

Note 6 – Asset Held for Sale, page F-18

5.   We note you classified the vessel Casino Royale as assets held for sale as of December 31, 2009. Further, in connection with the sale of the vessel in 2010, you recorded an impairment charge of $4.0 million. Please explain to us in greater detail how your reclassification of this asset to an asset held for sale in 2009 complied with the guidance set forth in paragraphs 360-10-35-37 through 360-10-35-45 of the FASB Accounting Standards Codification. Specifically, explain to us how you concluded that the amount recorded at the time of classification as an asset held for sale represented the fair value less cost to sell as set forth in that guidance. Provide us with sufficient details to understand your accounting.

6.   Further to the above, in light of the significant impairment recorded relating to the Casino Royale, explain in detail how you considered the guidance in paragraphs 360-10-35-16 through 360-10-35-36 of the FASB Accounting Standards Codification as it relates to your remaining vessel, the m/v Island Breeze.

Note 8 – Notes and Loans Payable, page F-19

7.   Please revise future filings to clearly disclose any related party notes and loans payable
        and the total notes and loans payable to related parties. Refer to section 850-10-50 of the
        FASB Accounting Standards Codification. Provide us with a sample of your proposed
        revised disclosure to be included in future filings.

Note 11 – Related Party Transactions, page F-25

8.   Please revise future filings to provide all of the disclosures required by 850-10-50 of the
        FASB Accounting Standards Codification for all periods presented in the financial
        statements. In this regard, we note you have only provided disclosure regarding principal
        payments during the most recent year. However, it appears that there have been notes
        payable issued to related parties in the period and additional interest expense recorded
        relating to notes payable to related parties in the current and prior periods.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Controls and Procedures, page 32

9.   Please amend the Form 10-Q to provide the conclusions of your principal executive and
        financial officers regarding the effectiveness of the Registrant's disclosure controls and
        procedures as of the end of the period covered by the report. Refer to Item 307 of
        Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief